NEWS RELEASE
OTC BB: VCTZF
Cusip# 918881202

BRITISH PARLIAMENT BACKS VALCENT'S VERTICROP ™ SYSTEMS

ALSO EXECUTIVE APPOINTMENTS ANNOUNCED FOR BOTH COMPANIES

October 27, 2009-  The Herald Express of Devon reported on October 17th, “Parliamentary backing has been given to the new Verticrop vertical farming System developed by Valcent Products (eu) Limited (“VEU”).

“A petition has been tabled at Westminster by Adrian Sanders MP, praising VEU for developing the plant growing system. The Petition is backed by several MP’s who recognize the considerable potential offered by 20-fold increases in crop yields which could reduce the demand for field crops. The petition also calls for the British Government to support the systems wherever possible including recognition that products produced by the system are organic and should not be prevented from being described as such".

In keeping with the emphasis on Verticrop™ as VEU’s core business and the pending sales of the Verticrop™ systems worldwide, the Company has hired additional marketing and production staff. Also, to ensure a close working relationship between Valcent Products Inc. and its wholly owned subsidiary VEU, Valcent Products Inc.’s Board of Directors are pleased to announce three new appointments to ensure success during a period of sustained growth.

Chris Bradford, currently Managing Director of VEU, has been appointed the President, the Chief Executive Officer and a Director of the Parent Company, Valcent Products Inc.  Mr. Bradford has worked within the agricultural sector continuously over the last 35 years in senior management positions in both large companies and smaller ventures. He also consulted with many programs to assist small agricultural businesses before joining VEU in 2005. Chris has firsthand experience in most aspects of the agricultural sector and has successfully built VEU to be a productive Company.

Tom Bentley, since September 2008, has been the Manager of Business Development for VEU  and now he has been appointed to VEU’s Board of Directors and has also been promoted to  the position of  Director of Business Development.  Tom graduated from Seale-Hayne Agricultural College and over the last 25 years he has gained considerable expertise on business development and marketing of agricultural products.

Gerry Jardine, a Director of Valcent Products Inc. has also been appointed to the VEU Board of Directors, to both ensure the Parent and its Subsidiary continue a close working relationship as well as to assist Tom Bentley and Chris Bradford in a successful launch of its North American Marketing Plan for Verticrop™.

About Valcent Products Inc:
Valcent Products Inc. (OTCBB: VCTZF) is a leader in the development and manufacturing of commercial vertical crop technology for global markets. Valcent is a pioneer and leader in eco-technology with its core research and development in sustainable, renewable, and intensive agricultural products.
For more information, visit: www.valcent.net and www.valcent.eu.

Contacts:

Investor Relations                                                                             Media Relations
Gerry Jardine or Mike Parker                                                           Nancy Tamosaitis
(888) 506-7979                                                                               Vorticom Public Relations
or  (604) 630-2941                                                                          (212) 532-2208
info@valcent.net                                                                               Nancyt@vorticom.com

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions, which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and  estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statement made herein.